ForeverGreen [logo] 972 North 1430 West T. 801-655-5500 Orem, Utah 84057 F. 801-655-5505 www.forevergreen.org

March 23, 2011

Mark C. Shannon, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

ForeverGreen Worldwide Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

File No.  0-26973

Dear Mr. Shannon,

This letter is in response to your comment letter dated March 11, 2011 regarding the above identified Form 10-K of ForeverGreen Worldwide Corporation (the “Company”).  The Company will be unable to complete a response to your comment letter by March 25, 2011 due to the work load required to prepare our annual report on Form 10-K, which is due March 31, 2011.  Accordingly, the Company intends to provide the requested response on or before April 22, 2011.

Please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this extension of time to provide our response.

Sincerely,

/s/ Paul Frampton

Paul Frampton

Chief Financial Officer